

Mail Stop 4561

July 19, 2017

Kim D. Southworth
President
Gold Standard Mining Company
226 North Cottonwood Drive
Gilbert, AZ 85234

   Re: **Gold Standard Mining Company**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed July 5, 2017
        File No. 333-217635

Dear Mr. Southworth:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2017 letter.

Prospectus Cover Page

1.   Your response to prior comment 2 indicates that you have provided disclosure regarding your status as a shell company on the prospectus cover page and disclosure regarding the risks of such status in a risk factor. We note, however, that no such disclosure has been added. Please revise.

2.   You disclose here and on pages 6, 9, 19 and 20 that the offering will terminate if the minimum offering is not achieved within 180 days of the effectiveness "of this post-effective amendment." Please revise to refer instead to this registration statement, as the date of effectiveness of this filing will be the relevant point in time for such purpose.

Risk Factors

"The shares eligible for future sale may increase the supply of shares . . . ," page 14

3.   Further to prior comment 8, given your status as a shell company, please revise this risk factor to remove the suggestion that this offering will enable Mr. Southworth to sell his shares pursuant to Rule 144 once he has held the shares for a year.

Dilution, page 17

4.   It is unclear how you determined the dilution to new shareholders on a minimum offering and maximum offering basis. For example, it appears that the number of shares outstanding after the offering should be 13 million and 11 million, respectively; that the amount subject to return to non-reconfirming investors should be $21,600 and $7,200, respectively; and that your discussion of the minimum offering here and in the related disclosure on page 15 is inconsistent with disclosures throughout the prospectus regarding the amount of the proceeds that would be raised in such a scenario. Further, we note that the risk factor disclosure indicates that you are paying the expenses associated with this offering, whereas the disclosure on page 16 provides that such expenses are not being deducted from the proceeds of this offering because Mr. Southworth "has paid all of [them] and is not being repaid." Please revise or advise.

Exhibits

5.   We note the Escrow Agreement that you have filed as Exhibit 10.1 to the registration statement refers to a best efforts offering of up to 2,100,000 shares of common stock at a price of $0.10 per share. As this is inconsistent with the terms of the offering that you provide throughout the prospectus and in the form of subscription agreement filed as Exhibit 99.1, please file a revised agreement or revise your disclosure as necessary. Further, file the agreement in the proper searchable format, as provided by Rules 301 and 304 of Regulation S-T.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Elaine Dowling, Esq.
        EAD Law Group, LLC